Filed Pursuant to Rule 424(b)(3)
Registration No. 333-166443

Prospectus Supplement No. 1

(To Prospectus dated August 13, 2010)

FLOTEK INDUSTRIES, INC.

8,287,326 Shares of Common Stock

$36,004,000 Convertible Senior Secured Notes due 2028

This prospectus supplement No. 1 supplements the prospectus, dated August 13, 2010, of Flotek Industries, Inc. (“Flotek”) relating to the resale by the selling security holders of up to 8,287,326 shares of Flotek common stock, par value $0.0001 per share, and $36,004,000 aggregate principal amount of Flotek 5.25% Convertible Senior Secured Notes due 2028 (the “notes”). You should read this prospectus supplement in conjunction with the prospectus, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information contained in this prospectus supplement supersedes the information contained in the prospectus. This prospectus supplement is not complete without, and may not be utilized except in connection with, the prospectus, including any amendments or additional supplements thereto.

See “Risk Factors” beginning on page 3 of the prospectus for risks that you should consider before investing in Flotek securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

SELLING SECURITYHOLDERS

The information in the table appearing under the caption “Selling Securityholders” contained in the prospectus is supplemented by amending the holdings of the following selling security holders with information set forth below. Specifically, the amendments in the table below reflect the private sale by (i) ECF Value Fund, L.P. to ECF Value Fund II, L.P. of 115,400 shares of Flotek common stock, (ii) ECF Value Fund, L.P. to ECF Value Fund International, Ltd. of 12,900 shares of Flotek common stock and (iii) ECF Value Fund International, Ltd. to ECF Value Fund II, L.P. of 14,000 shares of Flotek common stock.

Name	Aggregate Principal Amount of Notes Owned Prior to the Offering		Aggregate Principal Amount of Notes Being Offered Hereby	Aggregate Principal Amount of Notes Owned Following the Offering	Number of Shares of Common Stock Owned Prior to the Offering (1)		Number of Shares of Common Stock Being Offered Hereby (2)	Number of Shares of Common Stock Owned Following the Offering	Percentage of Shares of Common Stock Owned Following the Offering (3)
ECF Value Fund, L.P. (4)	$15,751,000	(5)	$8,003,000	$0	3,677,707	(6)	1,413,898	888,085	2.2%
ECF Value Fund II, L.P. (7)	$15,751,000	(8)	$5,051,000	$0	3,677,707	(9)	1,083,995	888,085	2.2%
ECF Value Fund International, Ltd. (10)	$15,751,000	(11)	$2,697,000	$0	3,677,707	(12)	508,633	888,085	2.2%

(1)	The number of shares of common stock owned prior to the offering includes shares of common stock issuable within 60 days of the date hereof but does not include shares of common stock issuable upon exercise of certain warrants held by the selling security holder that are not issuable within 60 days of the date hereof as a result of provisions in the governing instruments of such warrants limiting the exercise thereof if such exercise would cause the holder to beneficially own more than 4.99% of Flotek common stock.
(2)	The number of shares of common stock being offered hereby includes shares of Flotek common stock that may be issued in the future as payment of the final installment of the commitment fee due under the Amended and Restated Credit Agreement, dated as of March 31, 2010, among Flotek, Whitebox Advisors LLC and the lenders named therein, as permitted by the terms of the Amended and Restated Credit Agreement. The number of shares of common stock being offered hereby is net of sales made prior to the date of this prospectus supplement.
(3)	The percentage ownership data is based on 38,017,238 shares of Flotek common stock issued and outstanding as of January 20, 2011.
(4)	The address of this selling security holder is c/o Gates Capital Management, 1177 Avenue of Americas, 32nd Floor, New York, New York 10036. Gates Capital Management, Inc., which is controlled by Jeffrey L. Gates, is the general partner of Gates Capital Partners, L.P., which is the general partner of ECF Value Fund, L.P., and Jeffrey L. Gates exercises voting and dispositive power over the securities held by this selling security holder.
(5)	ECF Value Fund, L.P. directly owns $8,003,000 aggregate principal amount of the notes and may be deemed to be the beneficial owner of $15,751,000 aggregate principal amount of the notes pursuant to the rules and regulations of the SEC.
(6)	ECF Value Fund, L.P. directly owns (i) 757,377 shares of common stock, (ii) 194,894 shares of common stock which may be issued as payment of the final installment of the commitment fee, and (iii) 351,779 shares of common stock issuable upon conversion of the notes. ECF Value Fund, L.P. also directly owns $9,459,000 aggregate principal amount of the Flotek 5.25% Convertible Senior Notes due 2028, which are convertible into 415,779 shares of Flotek common stock upon certain conditions. In addition, it may be deemed to be the beneficial owner of 3,677,707 shares of common stock pursuant to the rules and regulations of the SEC.
(7)	The address of this selling security holder is c/o Gates Capital Management, 1177 Avenue of Americas, 32nd Floor, New York, New York 10036. Gates Capital Management, Inc., which is controlled by Jeffrey L. Gates, is the general partner of Gates Capital Partners, L.P., which is the general partner of ECF Value Fund II, L.P., and Jeffrey L. Gates exercises voting and dispositive power over the securities held by this selling security holder.
(8)	ECF Value Fund II, L.P. directly owns $5,051,000 aggregate principal amount of the notes and may be deemed to be the beneficial owner of $15,751,000 aggregate principal amount of the notes pursuant to the rules and regulations of the SEC.
(9)	ECF Value Fund II, L.P. directly owns (i) 669,113 shares of common stock, (ii) 123,003 shares of common stock which may be issued as payment of the final installment of the commitment fee, and (iii) 222,021 shares of common stock issuable upon conversion of the notes. ECF Value Fund II, L.P. also directly owns $7,070,000 aggregate principal amount of the Flotek 5.25% Convertible Senior Notes due 2028, which are convertible into 310,768 shares of Flotek common stock upon certain conditions. In addition, it may be deemed to be the beneficial owner of 3,677,707 shares of common stock pursuant to the rules and regulations of the SEC.
(10)	The address of this selling security holder is c/o Gates Capital Management, 1177 Avenue of Americas, 32nd Floor, New York, New York 10036. Gates Capital Management, Inc., which is controlled by Jeffrey L. Gates, is the investment manager of ECF Value Fund International, Ltd., and Jeffrey L. Gates exercises voting and dispositive power over the securities held by this selling security holder.
(11)	ECF Value Fund International, Ltd. directly owns $2,697,000 aggregate principal amount of the notes and may be deemed to be the beneficial owner of $15,751,000 aggregate principal amount of the notes pursuant to the rules and regulations of the SEC.
(12)	ECF Value Fund International, Ltd. directly owns (i) 287,218 shares of common stock, (ii) 65,666 shares of common stock which may be issued as payment of the final installment of the commitment fee, and (iii) 118,549 shares of common stock issuable upon conversion of the notes. ECF Value Fund International, Ltd. also directly owns $3,675,000 aggregate principal amount of the Flotek 5.25% Convertible Senior Notes due 2028, which are convertible into 161,538 shares of Flotek common stock upon certain conditions. In addition, it may be deemed to be the beneficial owner of 3,677,707 shares of common stock pursuant to the rules and regulations of the SEC.

The date of this prospectus supplement is January 25, 2011.